Exhibit 99.1

Silynxcom Receives $400,000 Follow Up Order from a Leading Global Defense Company

This order represents the third order the Company has received from the global defense company, collectively amounting to over $4.5 million in orders from this customer.

Netanya, Israel, Jan. 23, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, today announced that it has received a follow up purchase order of approximately $400,000 from a leading global defense company. This is the third order Silynxcom has received from this customer for its advanced Clarus In-Ear Headset system family of products, collectively amounting to over $4.5 million.

“We are pleased to announce our third order from a leading global defense company, marking over $4.5 million in total orders from this esteemed customer. We believe that this milestone reflects the trust and satisfaction of our customers and the growing demand in the defense sector for innovative and discreet smart solutions,” said Nir Klein, Chief Executive Officer of Silynxcom. “Our Clarus In-Ear Headset system, with its premium functionality, lightness, and tactical efficiency, continues to be endorsed by military and defense companies globally.”

About Silynxcom Ltd.

For over a decade, Silynxcom has been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The Company’s in-ear headsets seamlessly integrate with third party manufactured, professional-grade ruggedized radios that are used by the military, law enforcement, and disaster recovery industry professionals. The Company’s in-ear headsets fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. In addition, the Company develops, markets and sells push-to-talk devices, communication controllers, and communication device cables and connectors. The Company’s products are designed to be compatible with other products that it offers and with other third-party communication products available in the market that are used by its customers.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the Company’s initial public offering filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com